Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

1 July 2021

WESTPAC COMPLETES SALE OF GENERAL INSURANCE BUSINESS TO ALLIANZ

Following the announcement on 2 December 2020 of its intention to sell Westpac General Insurance Limited and Westpac General Insurance Services Limited to Allianz, Westpac Group today announced it has completed the sale for $725m and entered into an exclusive 20-year agreement for the distribution of general insurance products to Westpac’s customers.

A further payment of $25m is expected to be received by Westpac this calendar year subject to integration milestones, with contingent payments over the next five years in addition to ongoing payments under the distribution agreement.1

Westpac expects to report a gain on sale of approximately $61m, subject to the finalisation of completion adjustments and separation costs, that will be included in Westpac’s Full Year 2021 results and classified as a ‘notable item’. The sale has added approximately 12 basis points to Westpac’s common equity Tier 1 capital ratio.2

Westpac Group Chief Executive Specialist Businesses & Group Strategy, Jason Yetton said “we have successfully executed a transition that helps our customers protect the things they value through a long-term partnership with a global insurance expert and helps us become a simpler bank.”

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
ENDS	P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

[1]	Contingent and ongoing payments not included in sale price or gains on sale in FY21.

[2]	On a pro forma 31 March 2021 basis.